Exhibit 99.1

Telesat Canada Announces Pricing of Notes Offering and Sizing of Senior Secured Credit Facilities

OTTAWA, CANADA, November 22, 2019 –Telesat Canada (“Telesat”) today announced the pricing of an offering of US$400 million aggregate principal amount of 4.875% senior secured notes due 2027 (the “Senior Secured Notes”) by Telesat and Telesat LLC. This represents a US$100 million decrease from the proposed offering size previously announced by Telesat, which is expected to be reallocated to the amended Term B Loan facility referred to below. The Senior Secured Notes will be secured by a first priority lien on the collateral that secures the Existing Credit Agreement (as defined below). The Senior Secured Notes are expected to be issued on or around December 6, 2019, subject to customary closing conditions.

Concurrently with the issuance of the Senior Secured Notes, Telesat expects to amend its Existing Credit Agreement (as defined below). Following the effectiveness of the amendment, the Borrowers expect to have US$1.908 billion outstanding under a Term Loan B facility with a seven-year maturity and US$200 million available under the Revolving facility with a five year maturity. In connection with the amendment, Telesat expects to make certain other amendments to the Existing Credit Agreement (as defined below).

Telesat intends to use the net proceeds from the proposed offering of Senior Secured Notes to repay a portion of the Term Loan B borrowings outstanding under the existing credit agreement, dated March 28, 2012, among Telesat and Telesat LLC, as borrowers (the “Borrowers”), the guarantors party thereto, the lenders party thereto from time to time, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent for the secured parties and the other financial institutions party thereto (such agreement, as amended prior to the date hereof, the “Existing Credit Agreement”) and pay related fees and expenses.

The Senior Secured Notes are being offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and, outside the United States, only to non-U.S. investors pursuant to Regulation S under the Securities Act. The Senior Secured Notes will not be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act or other applicable securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful. Any offers of the Senior Secured Notes will be made only by means of a private offering memorandum. No assurance can be made that the Senior Secured Notes will be issued.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “intends”, “proposed”, and “will”, or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 which can be obtained on the SEC website at: https://www.sec.gov/Archives/edgar/data/1465191/000161577419003425/s115704_20f.htm.

Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to successfully deploy an advanced global LEO satellite constellation, the availability of government funding for the LEO satellite constellation, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 16 GEO satellites, the Canadian payload on ViaSat-1 and one Phase 1 LEO satellite which is the start of Telesat’s planned advanced global LEO satellite constellation that will offer ultra-low latency, extremely high throughput, affordable broadband services. Telesat is also a leading technical consultant providing high value expertise and support to satellite operators, insurers and other industry participants on a global basis. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL). www.telesat.com

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336; ir@telesat.com.